

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 24, 2009

Mr. Patrick C. Evans
President, Chief Executive Officer and Director
Mountain Province Diamonds Inc.
401 Bay Street, Suite 2700
P.O. Box 152
Toronto, Ontario, Canada M5H 2Y4

> **Re:** **Mountain Province Diamonds**
> **Form 20-F for the Fiscal Year Ended March 31, 2008**
> **Filed July 1, 2008**
> **File No. 1-32468**

Dear Mr. Evans:

We have completed our review of your 2008 Form 20-F, and do not, at this time, have any further comments.

Sincerely,

W. Bradshaw Skinner
Sr. Assistant Chief

Accountant